UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-09370

CUSIP Number:  74709P 103

(Check one:)	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2021

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

___________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  PwrCor, Inc.

Former Name if applicable:  Receivable Acquisition & Management Corporation

Address of Principal Executive Office:  60 East 42nd Street, Suite 4600, New York, NY 10165

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  (Check box if appropriate)

[X] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

PwrCor, Inc. (the “Company”) could not complete the filing of its Annual Report on Form 10-Q for the period ended March 31, 2021 due to delays in obtaining and compiling information to be included in its Form 10-Q, as a result of the effects of COVID-19, which delay could not be eliminated by the Company without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Thomas Telegades, Chief Executive Officer, (212) 796-4097

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[X] Yes     [   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___________________________

PwrCor, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PwrCor, Inc.

Date: May 17, 2021	By:	/s/ Thomas Telegades
Thomas Telegades
Chief Executive Officer